U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant's name into English)

88 Harcourt Street, Dublin 2, Ireland D02 DK18

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Change of Auditor

MFC Bancorp Ltd. (the "Company") is furnishing this current report on Form 6-K to report that PricewaterhouseCoopers LLP (the "Former Auditors") resigned as the Company's auditors effective November 11, 2017 at the request of the Company and that the Company has appointed Moore Stephens LLP (the "Successor Auditors") as successor auditor of the Company effective November 11, 2017 and for the fiscal year ending December 31, 2017.

In connection therewith, the Company provides that:

1.	the resignation of the Former Auditors and the appointment of the Successor Auditors have been considered and approved by the Company's audit committee and board of directors;

2.	the Former Auditors' reports on any of the Company's consolidated financial statements for the fiscal years ended December 31, 2016 or 2015 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles;

3.	during the Company's fiscal years ended December 31, 2016 and 2015 and through the subsequent interim period on or prior to the resignation of the Former Auditors: (a) there were no disagreements between the Company and the Former Auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

The Company provided the Former Auditors with a copy of this Form 6-K and requested that the Former Auditors provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditors' letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditors, neither the Company nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2017 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	November 14, 2017

MFC BANCORP LTD.

Exhibit Index

Exhibit No.	Description

99.1	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated November 14, 2017.